[Vinson & Elkins Letterhead]

August 11, 2006

By Facsimile and Federal Express

Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:
Hiland Holdings GP, LP
Registration Statement on Form S-1
Filed May 25, 2006
File No. 333-134491

Dear Ms. Levy:

        On behalf of our client, Hiland Holdings GP, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Partnership's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letters dated July 26, 2006 (the "Comment Letters") with respect to the Registration Statement and the Partnership's application for confidential treatment. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letters, and set forth below each such comment is the Company's response.

Form S-1

  COMMENT:

1.
We note your response to our prior comment 2. We reissue this comment in part, as certain exhibits still need to be filed and other information still needs to be provided

  RESPONSE:    We have filed all exhibits that are currently available, including (i) the legality opinion, (ii) the form of partnership agreement for the Partnership, (iii) the form of limited liability company agreement for the general partner of the Partnership, (iv) the form of long term incentive plan for the Partnership and the related forms of grant agreements, (v) the form of non-competition agreement and (vi) the specimen unit certificate. We hereby confirm that we will amend the Registration Statement to file the tax opinion and the underwriting agreement before we request effectiveness of the Registration Statement.

Cover Page of Prospectus

Prospectus Summary, page 2

  COMMENT:

2.
We note your response and revisions to prior comment 4. Please clarify in greater detail how you have concluded that your general partner does not have any economic interest in Hiland Holdings GP LP. Disclosures such as those presented on page 130 and 151 regarding personnel and cost reimbursement matters between your general partner and Hiland Holdings GP LP appear to indicate the existence of economic relationships. Additionally, we note the incentive plan of your officers and directors appears to be based on the underlying units of Hiland Holdings GP LP. Accordingly, please expand your disclosures to more clearly address the relationship with your general partner including whether your general partner owns equity units of Hiland Holdings GP LP, the restrictions on those units which differ from other common units, and demonstrate how your significant contractual agreements with the general partner have no economic substance, if that is your view. In addition, please revise the disclosure to explain that the general partner is controlled by Mr. Hamm and his affiliates, and that the general partner controls Hiland Holdings.

  RESPONSE:    Our intention in stating that the general partner does not have any economic interest in the Partnership was to make it clear that the general partner of the Partnership is not entitled to receive any distributions in respect of its general partner interest. In response to this comment, we have revised the Registration Statement to remove the characterization of the general partner interest as not having any economic interest and have replaced such language with a statement to the effect that the general partner is not entitled to any distributions from the Partnership. Please see pages 2, 14 and 108.

  As indicated by the chart on page 6, the general partner of the Partnership does not own common units or any other partnership interests in the Partnership (other than the general partner interest). As discussed on page 138, it is anticipated that any common units to be delivered under the long-term incentive plan may be common units acquired by the Partnership or its general partner in the open market, common units acquired by the Partnership or its general partner from any other person or common units issued by the Partnership.

  In response to the comment contained in the last sentence, we have revised pages 4 and 5 under the section entitled "Our Formation, Structure and Management."

Estimated Cash Available to Pay for Distributions, page 65

  COMMENT:

3.
We note your response to our prior comment 13. Please add a risk factor that discusses the risk to investors if Hiland Partners is unable to finance its growth through external sources, or is unable to achieve its targeted debt/equity ratios, or if an acquisition is not accretive to Hiland Partners.

  RESPONSE:    In response to this comment, we have added a new risk factor on page 44 and revised the risk factor entitled "If Hiland Partners does not make acquisitions on economically acceptable terms, its future growth with be limited" on page 43.

4.
We note your response to our prior comment 15. Please tell us the amount by which the estimated cash available to pay distributions would vary if computed for the twelve months ended March 31, 2006 versus June 30, 2007.

  RESPONSE:    In accordance with the requirements of Regulation S-X, we have revised the Registration Statement to include financial statements as of and for the periods ended June 30, 2006 and 2005. Additionally, given the passage of time and the expectation of the completion of this offering in September (and for the reasons articulated in our response to prior comment 15), we have revised the Estimated Cash Available for Distribution section to provide our forecast that the Partnership will achieve the requisite minimum EBITDA, before minority interest, for the twelve months ended September 30, 2007 (rather than for the twelve months ended June 30, 2007). In response to this comment, we believe that we would also achieve the minimum EBITDA, before minority interest, for the twelve months ended June 30, 2007.

Business of Hiland Holdings GP, LP, page 106

  COMMENT:

5.
We re-issue our prior comment 20 and request that this information be updated once the credit facility is finalized.

  RESPONSE:    We have revised the Registration Statement accordingly. Please see pages 101 and 102.

Summary Historical and Pro Forma Financial and Operating Data, page 24

  COMMENT:

6.
We note your response to prior comment seven and note that you continue to adjust EBITDA for minority interest, which represents a non-GAAP measure. Accordingly, it appears that you will need to remove this metric or confine your presentation to the parameters set forth in Item 10(e) of Regulation S-K. Refer also to FAQ 8 through 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located at:

http://www.sec/gov/divisions/corpfin/faqs/nongaapfaq.htm

  RESPONSE:    We believe that EBITDA as presented (before minority interest in Hiland Partners) is a meaningful measure and is permissible under both Item 10(e) and FAQ 8 through 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As noted in FAQ 8, there is no per se prohibition against removing a recurring item. Rather, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Although the minority interest in Hiland Partners is a recurring item, it is not being excluded in an attempt to smooth earnings. Rather, as discussed in the "Non-GAAP Financial Measures" section of the Registration Statement, EBITDA (before minority interest) is being presented to demonstrate the performance of Hiland Partners' assets without regard to financing methods, capital structure or historical cost basis and the ability of Hiland Partners' assets to generate cash sufficient to pay interest costs, and to pay distributions to its unitholders, including the Partnership. The only way to provide such information in respect of Hiland Partners is to exclude the minority interest expense associated with Hiland Partners in the determination of EBITDA of the Partnership.

  As discussed throughout the Registration Statement, the Partnership's sole cash generating assets consist of interests in Hiland Partners. Accordingly, the performance of the Partnership and its ability to pay distributions is completely dependent on the performance of Hiland Partners and the ability of Hiland Partners to pay distributions. The cash actually generated by Hiland Partners that is available for distribution to its partners is the key metric in determining the Partnership's ability to make distributions. The cash generated by Hiland Partners is not in fact reduced by minority interest. Minority interest is an accounting concept that reduces net income by the proportionate interest of the minority owners in net income rather than a true reflection of the amount of cash paid to minority owners of Hiland Partners.

  Please note that EBITDA (before minority interest) is a critical building block to presenting pro forma available cash of the Partnership to pay distributions for the year ended December 31, 2005 and the twelve months ended June 30, 2006 and estimated cash available of the Partnership to pay distributions for the twelve months ending September 30, 2007 in the "Our Cash Distribution Policy" section of the Registration Statement. Since minority interest is an accounting concept rather than a true reflection of the amount of cash paid to minority owners of Hiland Partners, in order to demonstrate pro forma cash available to pay distributions to partners of Hiland Partners, including the Partnership, EBITDA (before minority interest) must be reduced by the actual cash distributions to minority interest owners of Hiland Partners rather than minority interest.

  In conclusion, although EBITDA (before minority interest) may exclude a recurring item, the measure as presented is permissible under both Item 10(e) of Regulation S-K and the referenced Frequently Asked Questions because of its usefulness to investors in demonstrating the performance of Hiland Partners' assets without regard to financing methods, capital structure or historical cost basis and the ability of Hiland Partners' assets to generate cash sufficient to pay interest costs and to pay distributions to its unitholders, including the Partnership. In this regard, we also note that several other issuers whose principal assets, like those of the Partnership, consist of their ownership interests in the general partner of a publicly traded partnership and common units and incentive distribution rights of such partnership, have presented EBITDA (before minority interest) in their registration statements. Please see, for example, Alliance Holdings GP, L.P. (File No. 333-129883), Atlas Pipeline Holdings, L.P. (File No. 333-13099), Magellan Midstream Holdings, L.P. (File No. 333-129623) and Inergy Holdings, L.P. (File No. 333-122466).

  In order to clarify how EBITDA as presented is calculated, we have renamed the measure "EBITDA, before minority interest." Additionally, given that EBITDA (before minority interest) is being presented to demonstrate the ability of Hiland Partners' assets to generate cash sufficient to pay interest costs and to pay distributions to its partners, including the Partnership, we have also reconciled the measure to our historical net cash provided by operating activities. Please note that since minority interest expense is not deducted from cash flow from operations, there is no adjustment for minority interest expense in the reconciliation between cash flows from operations and EBITDA (before minority interest).

Material Tax Consequences

Partnership Status, page 194

  COMMENT:

7.
We note that you state that you "...will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership." Please affirmatively state, if true, that it is the opinion of Vinson & Elkins that you will be classified as a partnership.

  RESPONSE:    We have revised the Registration Statement accordingly. Please see page 199.

Underwriting, page 209

  COMMENT:

8.
We note your response to our prior comment 42. Please affirmatively state in the S-1 that the underwriters have no tacit or explicit understandings, nor any present intent, to release the lock-ups early.

  RESPONSE:    We have revised the Registration Statement accordingly. Please see page 215.

Application for Confidential Treatment

  COMMENT:

1.
Confidential treatment generally is not appropriate for information required to be disclosed under Regulation S-K, including information regarding affiliate and related party transactions. Given that you identify Continental Resources, Inc. as a related party, we do not believe that confidential treatment of portions of Exhibit 10.4, the Gas Purchase Contract between Continental Resources, Inc. and Continental Gas, Inc. is appropriate. Please file an unredacted version of this agreement. Refer to Part II.B.2 of Staff Legal Bulletin No. 1 and Item 404 of Regulation S-K.

  RESPONSE:    We have reanalyzed the above referenced contract (the "Contract") for materiality and determined that it is no longer a material contract as defined in Item 601(b)(10) of Regulation S-K. In making this determination, we considered the fact that the Contract only contributed approximately $1.4 million to the revenues of Hiland Partners and approximately

  $1.0 million to total segment margin of Hiland Partners for the year ended December 31, 2005. These amounts represent approximately 1% and 3% of revenues and total segment margin, respectively.

  We have removed the Contract from the exhibit index to the Registration Statement.

  COMMENT:

2.
We note that on page 148 of the S-1 under "Gas Purchase Contracts" you state that Hiland Partners purchases natural gas and NGLs from Continental Resources and its affiliates. Please identify the affiliates.

  RESPONSE:    The Partnership, in fact, only purchases gas from CRI. Consequently, we have revised page 153 of the Registration Statement to remove the references to affiliates of CRI.

  COMMENT:

3.
Please note that we are considering your disclosure under Item 404 of Regulation S-K in your Form S-1 in light of our review of this confidential treatment request. You should expect that we will have further comment on this disclosure.

  RESPONSE:    We acknowledge the Staff's comment.

  If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Stephen Gill at (713) 758-4458.

                      Very truly yours,

                      /s/ Douglas E. McWilliams

                      Douglas E. McWilliams